UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

CELANESE AG
(Exact name of Registrant as Specified in its Charter)

CELANESE CORPORATION
(Translation of Registrant’s name into English)

Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-     .

CELANESE AG

On March 8, 2006, Celanese AG issued a Disclosure Notice under Section 15 of the German Securities Trading Law, announcing that pursuant to an instruction from Celanese Europe Holding GmbH & Co. KG, based on the existing domination and profit and loss transfer agreement with Celanese AG, Celanese Corporation will reorganize the ownership of its business in China to enable a more efficient entity structure.

The Ad hoc Notice under Section 15 Securities Trading Act is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBITS

Exhibit No.	Exhibit
99.1	Ad hoc Notice under Section 15 Securities Trading Act announcing the reorganization of chemical activities in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG (Registrant)
By: /s/ Peter Jakobsmeier Name : Peter Jakobsmeier Title: Member of the Management Board (Chief Financial Officer)

Date: March 8, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Ad hoc Notice under Section 15 Securities Trading Act announcing the reorganization of chemical activities in China